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                                                                Exhibit 99(a)(8)

                       [LETTERHEAD OF LOUISIANA-PACIFIC]

NEWS RELEASE

Release No. 102-1-9

Contact:
Bill Hebert (Investor Rel.)
Gerry Soud (Media Rel.)

FOR IMMEDIATE RELEASE

Louisiana-Pacific To Accelerate Growth with Acquisition of ABT Building Products Corporation

Proposed Acquisition Will Expand Specialty Product Lines and
Complement Commodity Offerings

(Portland, Ore: January 19, 1999) -- In a move designed to expand both the breadth and geographic scope of its building products offering, Louisiana-Pacific Corp. (NYSE: LPX) announced today that it has entered into a definitive agreement to purchase all outstanding shares of ABT Building Products Corporation (NASDAQ:ABTC) at $15 per share in cash. Louisiana-Pacific will commence a tender offer for the ABT Building Products Corporation shares by Monday, January 25, 1999. The transaction is valued at approximately $225 million, including assumption of debt. It is expected to close in late February.

"This acquisition will be a great strategic addition to our business," said Mark
A. Suwyn, chairman and CEO of Louisiana-Pacific. "It accelerates our basic strategy of complementing our low cost efficiently produced commodity building products with a wide variety of specialty product offerings for our customers. In addition, ABT Building Products Corporation has highly-respected and talented employees who know how to grow a specialty products business and who share our customer focus philosophy."

The transaction is subject to compliance with certain regulatory requirements and other customary conditions, but has received the approval of the Boards of Directors of both companies. In addition, holders of approximately 46% of ABT Building Products Corporation's outstanding shares have agreed to tender their shares.

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"We are delighted to join forces with an industry powerhouse like
Louisiana-Pacific, with tremendous resources and high visibility in the marketplace," said George T. Brophy, Chairman and Chief Executive Officer of ABT. "The combination of L-P's capabilities with ABT's expertise in producing specialty building products, as well as the strong marketing relationships we've developed, offers excellent potential for us to achieve sustained gains in market share and profitability as a consolidated enterprise."

"The purchase of ABT Building Products Corporation is consistent with L-P's established acquisition criteria," said Curtis Stevens, L-P's Vice President and CFO. "We believe that it provides an excellent strategic fit that will rapidly grow our existing businesses and add to earnings."

Louisiana-Pacific, now in its 26th year, is a major building products company headquartered in Portland, Oregon, with manufacturing facilities throughout the United States and in Canada and Ireland. Visit L-P's website at: www.LPCorp.com.

Headquartered in Neenah, Wisconsin, ABT Building Products Corporation manufactures interior paneling, exterior hardboard and vinyl sidings and accessories, plastic mouldings, and specialty building products. The company has six manufacturing facilities in the U.S., and two in Canada. ABT Building Products Corporation recently announced the site of its fiber cement business which is expected to be finalized prior to the closure of this transaction. ABT Building Products Corporation's net sales in 1997 totaled $321 million. Visit ABT's website at www.ABTCO.com.

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Forward-Looking Statements

Some statements in this document may constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or plans for product development. Investors are cautioned that forward-looking statements are subject to an inherent risk that actual results may vary materially from those described herein. Factors that may result in such variance, in addition to those set forth under the above captions, include changes in interest rates, commodity prices, and other economic conditions; actions by competitors, changing weather conditions and other natural phenomena; actions by government authorities; uncertainties associated with legal proceedings; technological developments; future decisions by management in response to changing conditions; and misjudgments in the course of preparing forward-looking statements.